SUBSCRIPTION AGREEMENT

Private Offering of Shares of Common Stock

of GEO GENESIS GROUP LTD.

Subscriber: _____   Amount of Subscription $_____

(the "Purchase Price")

_____   _____
Number of Shares   Date
(Purchase Price/.65)

Geo Genesis Group Ltd.
c/o Albert O.Grant II, Esq.
350 Fifth Avenue, Suite 4710
New York, NY 10118

Gentlemen:

1. **SUBSCRIPTION**

    a. The shares ("Shares") of Common Stock of Geo Genesis Group Ltd., a Marshall Islands corporation (the "Company"), par value $0.0001 per share ("Common Stock"), are being subscribed for by the undersigned in connection with an offering by the Company of up to $5,000,000 in Common Stock. The minimum investment is $65,000 (100,000 Shares) unless otherwise determined in the sole discretion of the Company.

    b. The undersigned (sometimes referred to herein as "Subscriber"), intending to be legally bound, irrevocably subscribes for and agrees to purchase the Shares indicated above in the amount indicated above (the "Purchase Price"), on the terms and conditions described herein. The undersigned herewith delivers to the Company the Purchase Price required to purchase the Shares subscribed for hereunder by delivery to the Company of a check or certified funds payable to the Escrow Agent for the Company in the amount of the Purchase Price.

2. **RISK FACTORS:** You should carefully consider the factors described below. If any of the following risks actually occurs, or other events not discussed here, our ability to conduct business, and our financial condition or results of operations could be materially and adversely affected. In such case, you would lose all or part of your investment.

Subscription Agreement Page 1

a. **Operational Risks**

    i. **We Have a Limited Operating History:** We have a limited operating history which makes it difficult to evaluate our future prospects and results of operations. Accordingly you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries.

    ii. **We will need additional capital in order to continue our operations, which may not be available to us.** For the foreseeable future, we intend to fund our operations and capital expenditures from cash flow from operations, our cash on hand, including cash we expect to receive from the sale of Shares in this offering. We may need additional funds to continue our operations, pursue business opportunities (such as expansion, acquisitions of complementary businesses or the development of new services), to react to unforeseen difficulties or to respond to competitive pressures. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our current services or enhance our services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares. If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could substantially limit our flexibility in making business decisions, including the payment of dividends.

    iii. **We could fail to attract or retain key personnel.** Our future success depends, in significant part, on the continued services of Roger Bendelac, Anastasio Caryannis, Philip Roger Howard Connor III , Jan Panneman and Jia Shang Liu whose extensive experience in international business and in business activities in China are materially important to the development of our business in China and in other emerging market economies. While we have employment agreements with Messrs. Bendelac, Caryannis and Connor, we do not have employment agreements with Mr. Panneman and Mr. Liu. We may not be able to find appropriate replacements for any of our key personnel. Any loss or interruption of the services of our key personnel could adversely affect our ability to develop and execute our business plan. It could also result in our failure to create and maintain relationships with strategic partners that may be critical to our success. There can be no assurance that those relationships will be successful or that we will be able to maintain them at reasonable costs.

iv. **Our Executive Officers have Other Interests:** The executive officers of GGG have other responsibilities as executive officers of other companies and can not devote all of their efforts to our business.

v. **We may not effectively manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.** In order to achieve the critical mass of business activity necessary to successfully execute our business plan, we must significantly increase the number of customers that use our products. This growth will place significant strain on our personnel, systems and resources. We cannot be sure that we will manage our growth effectively, and our failure to do so could have a material adverse effect on our business, financial condition and operating results. Growth will require us to improve management, technical information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth. If we do not maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth, we may not be able to deliver our products in compliance with their specifications or manufacture and distribute them at prices that are profitable for us.

b. **Risks attributable to the Concentration in our Share Ownership**

i. **Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.** Our principal shareholders and their affiliated or related persons presently own a majority on a fully diluted basis of our outstanding common shares. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. In addition, because of the percentage of ownership and voting concentration in these principal shareholders and their affiliated entities, elections of our board of directors will generally be within the control of these shareholders and their affiliated entities. While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, the concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities. As such, it would be difficult for shareholders to propose and have approved proposals not supported by management.

c. **Additional Risks applicable to our Business in The People's Republic of China.**

    i. **We are subject to international economic and political risks over which we have little or no control and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.** We anticipate conducting a significant portion of our business in The People's Republic of China. Doing business outside the United States, particularly in The People's Republic of China, subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter out business practice in time to avoid the possibility of reduced revenues.

    ii. **The People's Republic of China's economic policies could affect our business.** A portion of our assets will be located in The People's Republic of China and a significant portion of our revenue is expected to be derived from our operations in The People's Republic of China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in The People's Republic of China.

While The People's Republic of China's economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of The People's Republic of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations. The economy of The People's Republic of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in The People's Republic of China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over The People's Republic of China's economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

iii. **We may have difficulty establishing adequate management, legal and financial controls in The People's Republic of China.** The People's Republic of China historically has not adopted a Western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in The People's Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

iv. **We may face judicial corruption in The People's Republic of China.** Another obstacle to foreign investment in The People's Republic of China is anecdotal evidence of apparent corruption in the judicial system. There is no assurance that we will be able to obtain recourse in any legal disputes with suppliers, customers or other parties with whom we conduct business, if desired, through The People's Republic of China's poorly developed and sometimes apparently corrupt judicial systems.

v. **We may face obstacles from the communist system in The People's Republic of China.** Although there has been much discussion of a willingness to cooperate with foreign companies, historically foreign companies conducting operations in The People's Republic of China face significant political, economic and legal risks. The Communist regime in The People's Republic of China, including a cumbersome bureaucracy, may hinder Western investment.

vi. **The government of The People's Republic of China could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment.** Our business in the People's Republic of China is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in The People's Republic of China. Over the past several years, the government of The People's Republic of China has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The government of The People's Republic of China may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, or devaluations of currency could cause a decline in the price of our common stock, should a market for our common stock ever develop. Nationalization or expropriation could even result in the total loss of our investment in companies we have received securities en exchange for our provision of services.

vii. **The nature and application of many laws of The People's Republic of China create an uncertain environment for business operations and they could have a negative effect on us.** The legal system in The People's Republic of China is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, The People's Republic of China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in The People's Republic of China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our common stock. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

d. **Risks Attributable to other International Operations**

i. All international operations are subject to political instability inherent in varying degrees in those markets. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets. Doing business in foreign countries may involve higher risks than doing business in the United States, which include exposure to local economic conditions and currency fluctuations; potential changes in diplomatic relations; hostility from the local population; restriction on withdrawal of currency; expropriation; foreign exchange restrictions; changing foreign tax structures; and difficulty in enforcing contractual rights by a non-national.

3. **ACCREDITED INVESTOR REPRESENTATIONS**

a. In order to insure that the Shares are sold pursuant to appropriate exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), or in accordance with Rule 506 of Regulation D promulgated thereunder, the undersigned represents and warrants that the undersigned is an accredited investor described within one of the following categories:

PLEASE CHECK THE BOX NEXT TO DEFINITION THAT APPLIES

☐ i. A bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐ ii. A private business development company as defined in section 202(a)22 of the Investment Advisers Act of 1940;

☐ iii. An organization described in section 501(c)3 of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ iv. A director, executive officer, or general partner of the Company;

☐ v. A natural person whose individual net worth or joint net worth with that person's spouse, which, at the time of the purchase exceeds $1,000,000;

☐ vi. A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐   vii.   A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 505(b)(2)(ii) of Regulation D; or

☐   viii.   An entity in which all of the equity owners are accredited investors.

b.   The undersigned certifies that this representation is true and correct and hereby agrees to notify the Company of any change which occurs in such information prior to the Company's acceptance of this subscription.

4.   **GENERAL REPRESENTATIONS AND WARRANTIES** The undersigned hereby acknowledges, represents and warrants to and agrees with the Company, with full knowledge that the Company intends to rely hereon as follows:

a.   The undersigned is acquiring the Shares for the undersigned's own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution of all or any part of the Shares, and no other person has a direct or indirect beneficial interest in such Shares;

b.   The undersigned acknowledges its understanding that:

i.   The Shares are being offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, in reliance upon the exemptions from the registration provisions of the Securities Act and the regulations thereunder afforded by Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder ("Regulation D"), but that the Company does not waive other exemptions under the Securities Act or under the laws of any State which may be available to it, and, in furtherance thereof, the undersigned represents and warrants to and agrees with the Company that the undersigned has the financial ability to bear the economic risk of the investment by the undersigned in the Shares, has adequate means for providing for the undersigned's current needs and contingencies and has no need for liquidity with respect to the undersigned's investment in the Shares..

ii.   The Shares have not been registered under the Securities Act on the basis that the issuance thereof is exempt under on or more the following exemptions: Sections 4(2) or 3(b) of the Securities Act; under the Rules and

Subscription Agreement Page 8

Regulations promulgated under the Securities Act; as a transaction by an issuer not involving any public offering; or under Regulation D promulgated under the Securities Act, and the Company's reliance on one or more of such exemptions is predicated in part on the undersigned's representations and warranties set forth in this Subscription Agreement. The Shares have not been registered under the laws of any State ("State Laws") in reliance on specific exemptions from registration thereunder, and no securities administrator of any State or the Federal Government has made any finding or determination relating to the fairness of the Offering and no securities administrator of any State or the Federal Government has recommended or endorsed the Offering.

c. If an individual, the undersigned is at least 21 years of age, and a bona fide resident of the state set forth on the signature page hereof, the address set forth is my true and correct residence address; and I am legally empowered to enter into binding contracts pursuant to the laws of such state.

d. If a corporation, limited liability company, partnership, trust, qualified plan or other entity, the undersigned is authorized and qualified to become a holder of Shares, and the person signing this Subscription Agreement on behalf of such entity has been duly authorized to do so and has not been formed for the sole purpose of acquiring the Shares.

e. Any information which the undersigned has heretofore furnished and herewith furnishes to the Company with respect to the undersigned's financial position and business experience is correct and complete as of the date of this Agreement and if there should be any material change in such information prior to issuance to the undersigned of Shares, the undersigned will immediately furnish such revised or corrected information to the Company.

f. The undersigned acknowledges that the undersigned has not purchased the Shares as a result of any general solicitation or general advertising;

g. The undersigned's overall commitment to investments which are not readily marketable is not disproportionate to the undersigned's net worth, and the undersigned's prospective investment in the Company will not cause such overall commitment to become excessive, and

h. The undersigned acknowledges that nothing contained herein should be construed as tax advice to him; and represents and warrants that he has secured independent tax advice related to his purchase of the Shares; that that he has consulted his own attorney, business adviser and tax adviser as to the legal, business, tax and related matters pertaining to the investment; that the Shares are speculative investments which involve a high degree of risk, including, without limitation, the risk of loss of the entire investment; and that no governmental agency has made any finding or determination as to the fairness of the investment, nor any recommendation or endorsement of the Shares.

i. The undersigned further represents and warrants that the undersigned:

    i. has been furnished with, has carefully read and understands this Subscription Agreement and has relied solely on the information included herein;

    ii. has been given the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Offering, and has been given the opportunity to obtain such additional information necessary for the undersigned to evaluate the merits and risks of investment in the Shares to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense and such information has not been furnished with any other offering literature except as referred to herein;

    iii. has not relied on any oral representation, warranty or information in connection with the Offering of the Company, or any officer, employee, agent, representative or affiliate of the Company;

    iv. has determined the Shares are a suitable investment for the undersigned and that at this time the undersigned can bear a complete loss of the undersigned's entire investment therein; and

    v. has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the undersigned's investment in the Shares.

j. The foregoing acknowledgments, representations, warranties and agreements shall survive the closing at which the Shares are issued.

5. SUBSCRIPTION IRREVOCABLE BY SUBSCRIBER BUT SUBJECT TO ACCEPTANCE OR REJECTION BY THE COMPANY

a. This Agreement is not, and shall not be, revocable by me. I intend to be legally bound by this Agreement.

b. The Company, in its sole discretion, has the right to accept or reject this subscription, in whole or in part, for any reason whatsoever.

6. **CLOSING.** Until a minimum of $325,000 of the Offering has been subscribed, funds received from subscribers will be held in escrow. If the minimum amount of the Offering

is not completed by November 24, 2007, as such date may be extended by the Company, without notice, by up to 30 days, all subscriptions will be returned to the subscribers, without interest. Where no less than the minimum has been subscribed by that date, the Company may extend the Offering through January 24, 2008, without notice. Closings of the sale of Shares in the Offering shall take place from time to time as and when the Company accepts subscriptions therefor (each, a "Closing"). At each Closing, the Company shall issue certificates representing the Shares to each investor whose subscription therefor has been accepted by the Company prior to the date of such Closing, but has not yet received Shares, in consideration of delivery by such subscribers of the Purchase Price.

7. **AGREEMENT TO INDEMNIFY AND HOLD HARMLESS.** The undersigned agrees to indemnify and hold harmless the Company, its affiliates and their respective directors, officers, employees, agents, members, controlling persons and representatives (the Company and each such person, an "Indemnified Party," and collectively, the "Indemnified Parties"), from and against any and all losses, claims, damages, liabilities and expenses whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever), joint or several, as incurred, to which any such Indemnified Parties may become subject under any applicable United States federal or state law or the laws of any other domestic or foreign jurisdiction, or otherwise, and related to or arising out of or based upon any false representation, warranty or acknowledgment, or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with the Offering and the transactions contemplated thereby.

8. **GOVERNING LAW, ETC.** This Agreement shall be governed by, and construed in accordance with, the law of the State of New York applicable to agreements made and to be performed wholly within such State, without giving effect to conflicts of law principles. All captions and section headings are for convenience only. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require. This Agreement is not transferable or assignable by the Subscriber. If the Subscriber is more than one person, the obligations of the Subscriber shall be joint and several and the representations, warranties and agreements herein contained shall be deemed to be made by and be binding upon each such person and each such person's heirs, executors, administrators and successors and assigns.

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INDIVIDUAL SUBSCRIPTION SIGNATURE PAGE
Private Offering Common Stock

of GEO GENESIS GROUP LTD.
(a Marshall Islands corporation)

The undersigned, desiring to purchase Common Stock ("Common Stock") of Geo Genesis Group Ltd.., a Marshall Islands corporation (the "Company"), hereby agrees to all the terms of the Subscription Agreement to which this Signature Page was attached and, upon acceptance of the Subscription Agreement by the Company, agrees to be bound by the terms and provisions thereof. This Subscription Signature Page shall be deemed and may be attached as the signature page for the undersigned to the Securities Purchase Agreement with the Company.

By executing this Subscription Signature Page, the undersigned hereby

A.   executes, adopts and agrees to all terms, conditions and representations of this Subscription Agreement and the Securities Purchase Agreement, and

B.   subscribes for _____ Shares of Common Stock, in accordance with the terms of the Subscription Agreement, at $0.65 per Share of Common Stock (minimum purchase, 100,000 Shares).

Printed Name & Residence Address (Note: Business Address will NOT be accepted.)

Name_____ Street_____ City_____ State____ Zip _____	Phone ( )_____ Fax ( )_____ E-Mail_____
Signature _____	Date:
Social Security Number_____	

Subscription accepted as of

_____, 2007
Geo Genesis Group Ltd.

By:_____
        Authorized Signatory

ENTITY SUBSCRIPTION PAGE

Private Offering of Common Stock

of GEO GENESIS GROUP LTD.
(a Marshall Islands corporation)

The undersigned, desiring to purchase Common Stock of Geo Genesis Group Ltd., a Marshall Islands corporation (the "Company"), hereby agrees to all the terms of the Subscription Agreement to which this Signature Page was attached and, upon acceptance of the Subscription Agreement by the Company, agrees to be bound by the terms and provisions thereof. This Subscription Signature Page shall be deemed and may be attached as the signature page for the undersigned to the Securities Purchase Agreement with the Company.

By executing this Subscription Signature Page, the undersigned hereby:

a.　　　　　executes, adopts and agrees to all terms, conditions and representations of this Subscription Agreement and the Securities Purchase Agreement, and

b.　　　　　subscribes for _____ Shares of Common Stock at $0.65 per Share of Common Stock (minimum purchase, 100,000 Shares).

Printed Name & Address of Principal Place of Business	State of Organization (if different from of Principal Place of Business:
Name_____ Street_____ City_____ State _____Zip	Phone (_____) E-mail _____

FORM OF OWNERSHIP — Check type of Subscriber.

_____   TRUST (Please include name of trust, name of trustee, date trust was formed and copy of the trust agreement).

_____   PARTNERSHIP (Please include copy of the Partnership agreement authorizing signature).

_____   CORPORATION (Please include certified corporate resolution(s) authorizing signature and purchase of Shares).

_____   OTHER (Please specify and include copy of document authorizing signature).

The undersigned trustee, partner or officer warrants that he has full power and authority from all beneficiaries, partners or shareholders of the entity named above to execute this

Subscription Agreement Page 13

Subscription Agreement Signature Page on behalf of such entity and that investment is not prohibited by the governing documents of such entity.

Dated: _____	_____
	(Name of Entity)
	By:_____
	(Trustee, partner or authorized corporate officer)
	_____
	Taxpayer Identification Number
Subscription accepted as of	**Geo Genesis Group Ltd.**
_____, 2007	By: _____
	Authorized Signatory